UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                  DSL.NET, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.0005 per share
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                         (Title of Class of Securities)


                                   262506 10 8
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                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors L.L.C.
                   280 Park Avenue, New York, New York, 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 pages)

                                  SCHEDULE 13D



------------------------------                          ------------------------
CUSIP No.  262506  10  8                                 Page 2 of 6 Pages
------------------------------                          ------------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Deutsche Bank AG
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
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   3    SEC USE ONLY


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   4    SOURCE OF FUNDS

           WC (See Item 3)
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
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   NUMBER OF        7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY              0 (SEE ITEM 5)
    OWNED BY      --------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
     PERSON                 0 (SEE ITEM 5)
      WITH        --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            0 (SEE ITEM 5)
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            0 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0% (SEE ITEM 5)
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  14    TYPE OF REPORTING PERSON

           BK
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


------------------------------                          ------------------------
CUSIP No.  262506  10  8                                 Page 3 of 6 Pages
------------------------------                          ------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DB Advisors, L.L.C.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY



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   4    SOURCE OF FUNDS

           AF
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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   NUMBER OF        7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY              0 (SEE ITEM 5)
    OWNED BY      --------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
   REPORTING
     PERSON                 0 (SEE ITEM 5)
      WITH        --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            0 (SEE ITEM 5)
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            0 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0% (SEE ITEM 5)
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  14    TYPE OF REPORTING PERSON

           IA
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


Item 1.  Security and Issuer.
         -------------------

This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on December 9, 2003 and amended on October 7, 2004 by DB Advisors, L.L.C. and Deutsche Bank AG (as so amended, the "Schedule 13D"). The class of equity securities to which this Amendment relates is a certain number of shares of common stock, par value $0.0005 per share (the "Common Stock"), of DSL.net, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511. The following amendments to Items 5 and 6 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Contracts, Arrangements, Understanding or Relationships with respect to
         -----------------------------------------------------------------------
Securities of the Issuer.
------------------------

The response set forth in Item 5(a) - (b) of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"Pursuant to the terms of an Implementation Agreement, dated as of November 2, 2005, by and among the Company, Deutsche Bank, certain other investors in the Company and Deutsche Bank Trust Company Americas, as administrative agent for the investors (the "Implementation Agreement"), Deutsche Bank agreed to surrender the Note, the Warrants and the Additional Warrants for cancellation upon receipt of $4,000,000 (the "Divestiture Payment") from the Company. Deutsche Bank received the Divestiture Payment on November 3, 2005, and, as a result, both Deutsche Bank and DB Advisors ceased to own any shares of Common Stock, beneficially or otherwise, at that time."

The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated:

"(c) Pursuant to the terms of the Implementation Agreement, Deutsche Bank agreed to surrender the Note, the Warrants and the Additional Warrants for cancellation upon receipt of the Divestiture Payment from the Company. Deutsche Bank received the Divestiture Payment on November 3, 2005, and, as a result, both Deutsche Bank and DB Advisors ceased to own any shares of Common Stock, beneficially or otherwise, at that time."

The response set forth in Item 5(e) of the Schedule 13D is hereby amended and restated:

"(e) Deutsche Bank received the Divestiture Payment pursuant to the terms of the Implementation Agreement on November 3, 2005, and, as a result, both Deutsche Bank and DB Advisors ceased to own any shares of Common Stock, beneficially or otherwise, at that time."

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 7, 2005

                                            DEUTSCHE BANK AG

                                            By:  /s/ Jeffrey Ruiz
                                                --------------------------------
                                                Name:  Jeffrey Ruiz
                                                Title: Attorney-in-Fact

                                            DB ADVISORS, L.L.C.

                                            By:  /s/ Jeffrey Ruiz
                                                --------------------------------
                                                Name:  Jeffrey Ruiz
                                                Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit 1:  Joint Filing Statement**

Exhibit 2: Note and Warrant Purchase Agreement dated as of July 18, 2003 by and among DSL.net, Inc., the investors listed on Schedule A thereto and the investors listed on Schedule B thereto.*

Exhibit 3: The Amended and Restated Stockholders Agreement dated as of July 18, 2003 by and among (i) DSL.net, Inc., (ii) the investors listed on Schedule A and Schedule B to the Note and Warrant Purchase Agreement dated as of July 18, 2003,
(iii) the holders of shares of Series X Convertible Preferred Stock, par value $0.001 per share of the Company, (iv) the holders of shares of Series Y Convertible Preferred Stock, par value $0.001 per share of the Company, (v) the holders of the warrants exercisable for shares of Common Stock of the Company issued in connection with the guaranty of the Company's obligations under that certain Revolving Credit and Term Loan Agreement dated as of December 13, 2002 by and between the Company and Fleet National Bank.*

Exhibit 4: Warrant granted to Deutsche Bank AG London on August 12, 2003 to purchase 12,950,000 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.**

Exhibit 5: Warrant granted to Deutsche Bank AG London on December 9, 2003 to purchase 105,471,953 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.**

Exhibit 6: Senior secured promissory note, dated as of July 18, 2003, by and among the Company and the holder of the Note.**

Exhibit 7: The Agency, Guaranty and Security Agreement, dated as of July 18, 2003, by and among DSL.net, Inc., the subsidiaries of the Company listed on
Schedule 1 thereto, the investors listed on Schedule 2 thereto, and Deutsche Bank Trust Company Americas, as administrative agent for the investors.*

Exhibit 8: Warrant granted to Deutsche Bank AG London on October 7, 2004 to purchase 14,357,249 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.




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* Previously filed as an exhibit to Form 8-K filed by the Company on August 4,
2003.

** Previously filed as an exhibit to the Schedule 13D on December 9, 2003.